NO ACT

PE
12-01-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

09013141

December 22, 2009

Matthew Lepore
Vice President, Chief Counsel-Corporate Governance
Assistant General Counsel
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Received SEC
DEC 2 2 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-22-09

Re: Pfizer Inc.
Incoming letter dated December 1, 2009

Dear Mr. Lepore:

This is in response to your letter dated December 1, 2009 concerning the shareholder proposal submitted to Pfizer by Nick Rossi. We also have received letters on the proponent's behalf dated December 7, 2009 and December 13, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

***FISMA & OMB Memorandum M-07-16***

December 22, 2009

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Pfizer Inc.
Incoming letter dated December 1, 2009

The proposal relates to special meetings.

We are unable to concur in your view that Pfizer may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

***FISMA & OMB Memorandum M-07-16***

December 13, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Nick Rossi's Rule 14a-8 Proposal**
**Pfizer Inc. (PFE)**
**Special Meeting Topic**

Ladies and Gentlemen:

This further responds to the December 1, 2009 no action request. Another way to look at the company argument is that it claims that henceforth all of Mr. Nick Ross's broker letters on continuous ownership must be redundant on the emphasis on continuous ownership because one 2008 broker letter was redundant on this point. Thus if a proponent exceeds the standard of rule 14a-8 in a prior year – he henceforth will be penalized for not similarly exceeding the standard of rule 14a-8 by the same margin.

The broker letter is clear. It states: "All quantities [including 500 shares of Pfizer Inc., purchased 1/18/2005] continue to be held in Nick's [Rossi] account as of the date of this letter [October 22, 2009]." The definition of continue is (emphasis added):
"keep up an activity or *state* already begun."

Thus the broker letter refers to "all quantities" of the Pfizer stockholding *state* of 500 shares by the proponent, purchased 1/18/2005.

An expanded response is under preparation.

Sincerely,

John Chevedden

cc:
Nick Rossi

Matthew Lepore <Matthew.Lepore@pfizer.com>

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

***FISMA & OMB Memorandum M-07-16***

December 7, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Nick Rossi's Rule 14a-8 Proposal**
**Pfizer Inc. (PFE)**

Ladies and Gentlemen:

This responds to the December 1, 2009 no action request. The broker letter is clear. It states: "All quantities [including 500 shares of Pfizer Inc., purchased 1/18/2005] continue to be held in Nick's [Rossi] account as of the date of this letter [October 22, 2009]." The definition of continue is:
"keep up an activity or state already begun."

The broker letter refers to the Pfizer state of 500 shares purchased 1/18/2005.

An expanded response is under preparation.

Sincerely,

John Chevedden

cc:
Nick Rossi

Matthew Lepore <Matthew.Lepore@pfizer.com>

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Matthew Lepore
Vice President, Chief Counsel-Corporate Governance
Assistant General Counsel

December 1, 2009

***VIA E-MAIL***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Pfizer Inc.*
*Shareholder Proposal of Nick Rossi*
*Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden on behalf of Nick Rossi.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to Messrs. Rossi and Chevedden.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform Messrs. Rossi and Chevedden that if Messrs. Rossi and/or Chevedden elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal, as amended, states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

**BASIS FOR EXCLUSION**

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because Mr. Rossi failed to timely provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

**ANALYSIS**

**The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because Mr. Rossi Failed To Establish The Requisite Eligibility To Submit The Proposal.**

*A. Background*

Mr. Rossi submitted the Proposal to the Company in a letter dated October 5, 2009, which the Company received on October 22, 2009. Mr. Rossi subsequently amended the Proposal in a letter dated November 12, 2009. *See* Exhibits A and B. The Company reviewed its stock records, which did not indicate that Mr. Rossi was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). Mr. Rossi did not include with the Proposal any documentary evidence of his ownership of Company securities sufficient to satisfy the requirements of Rule 14a-8(b).

Accordingly, the Company sought verification from Mr. Chevedden (as Mr. Rossi's designated representative, with a copy to Mr. Rossi) of Mr. Rossi's eligibility to submit the Proposal. Specifically, the Company sent via e-mail and Federal Express a letter on November 2, 2009, which was within 14 calendar days of the Company's receipt of the Proposal, notifying Mr. Chevedden of the requirements of Rule 14a-8 and how to cure the procedural deficiency (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit C. The Deficiency Notice informed Mr. Chevedden that "proof of ownership was not provided with the letter from Mr. Rossi." The Deficiency Notice stated that sufficient proof of ownership of Company shares must be submitted, and further stated:

> The Company will need the following proof of ownership to remedy this defect as explained in Rule 14a-8(b):
>
> - A written statement from the "record" holder of Mr. Rossi's shares (usually a broker or a bank) verifying that, at the time the proposal was submitted , he had continuously held the requisite number of shares for at least one year; or
>
> - If Mr. Rossi has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level and a written statement that Mr. Rossi continuously held the requisite number of shares for the one-year period.

The Deficiency Notice was sent by e-mail to Mr. Chevedden at 11:29 a.m. on November 2, 2009, and Federal Express records confirm delivery of the Deficiency Notice to Mr. Chevedden at 9:13 a.m. on November 3, 2009. *See* Exhibit D.

Mr. Chevedden responded on Mr. Rossi's behalf in an e-mail sent at 9:39 p.m. on November 2, 2009 (the "Proponent's Response"). The Proponent's Response included a letter dated October 22, 2009 from Morgan Stanley Smith Barney containing a list of Mr. Rossi's holdings at certain dates (the "Broker List") purporting to demonstrate Mr. Rossi's continuous ownership of the requisite dollar amount of the Company's securities. The Broker List included a statement that with regard to the Company, Mr. Rossi "[h]eld 500 shares, purchased on 1/18/2005." It also included another statement that "all quantities are held long in the above noted account of Nick Rossi as of the date of this letter." A copy of the Proponent's Response, including the Broker List, is attached hereto as Exhibit E.

*B. Analysis*

The Company may exclude the Proposal under Rule 14a-8(f)(1) because Mr. Rossi did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Specifically, the Deficiency Notice requested evidence of the securities ownership requirements of Rule 14a-8(b)(1), which provides (in relevant part) that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to Mr. Rossi in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- according to the Company's stock records, Mr. Rossi was not a record owner of sufficient shares;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and
- that Mr. Rossi's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date Mr. Rossi received the Deficiency Notice.

As described above, the Company received the Proposal on October 22, 2009. On November 2, 2009, which was within 14 days of receiving the Proposal, the Company sent the Deficiency Notice to Mr. Rossi.

The Broker List in the Proponent's Response sent in response to the Deficiency Notice fails to respond adequately to the deficiency identified in the Deficiency Notice. Specifically, the Broker List does not establish that Mr. Rossi continuously owned the requisite number of the Company's securities entitled to be voted on the Proposal for at least one year as of the date the Proposal was submitted to the Company (October 22, 2009). Rather, the Broker List only includes a statement that Mr. Rossi purchased shares of Company stock on January 18, 2005, and shows Mr. Rossi's ownership of Company stock as of October 22, 2009. Stock ownership of 500 shares on January 18, 2005 and stock ownership of the same quantity of shares on October 22, 2009 does not establish the requisite *continuous* ownership. In this regard, the Broker List is silent with respect to whether Mr. Rossi maintained continuous ownership of the stock. Mr. Rossi may have held 500 shares on January 18, 2005 and on October 22, 2009, but Mr. Rossi may have bought and sold Company shares during the relevant one-year period. It is possible that Mr. Rossi may have continuously owned the shares, but the Broker List does not provide this information and thus Mr. Rossi has not demonstrated compliance with the continuous ownership requirements of Rule 14a-8(b)(1). Tellingly, Mr. Rossi's similar ownership letter from one year ago (relating to a proposal submitted to the Company in 2008), attached as Exhibit F, stated that "[a]ll quantities continue to be held *without interruption* in Nick Rossi's account" while in contrast, the Broker List does not contain a similar reference.

As discussed above, Staff Legal Bulletin No. 14 places the burden of proving these ownership requirements on the proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." Moreover, Staff Legal Bulletin No. 14 states, "A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal" (emphasis added).

On numerous occasions the Staff has concurred that a company may exclude a shareholder proposal based on a proponent's failure to meet this burden and provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). In fact, in circumstances very similar to this one, the Staff concurred with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) because the shareholder's broker letter confirmed only the number of shares held on a purchase date and the number of shares held on the proposal submission date but did not contain any statement about continuous ownership of the shares during the interim. *See International Business Machines Corp.* (avail. Jan. 7, 2004). *See also, e.g., Moody's Corp.* (avail. Mar. 7, 2002) (concurring in the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) where the proponent failed to establish that he held the requisite number of company shares without interruption for a full year prior to the date the proposal was submitted); *Time Warner Inc.* (avail. Feb. 19, 2009) (concurring in the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Time Warner's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004). Similarly, in this instance, Mr. Rossi failed to provide documentary support of his continuous ownership for at least one year of the requisite number Company's shares as required by Rule 14a-8(b).

The Company has met its obligations by sending out the Deficiency Notice in compliance with Rule 14a-8(f). In contrast, and in spite of the notification and remedy instructions contained in the Deficiency Notice, Mr. Rossi has failed to satisfy his burden by providing the Company with evidence "that specifically verifies" (emphasis added) Mr. Rossi's requisite continuous ownership of Company stock as of the date the Proposal was submitted. Accordingly, we request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

## CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

In addition, the Company's Board of Directors expects to further consider the ability of Pfizer shareholders to call a special meeting. We will notify the Staff supplementally if the Board takes action relevant to the exclusion of the Proposal under Rule 14a-8.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-7513 or Amy L. Goodman at Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Matthew Lepore /EAI

Matthew Lepore

ML/ml
Enclosures

cc: Nick Rossi
John Chevedden

EXHIBIT A

Nick Rossi

***FISMA & OMB Memorandum M-07-16***

Mr. Jeffrey B. Kindler
Chairman
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

Dear Mr. Kindler,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

***FISMA & OMB Memorandum M-07-16***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

Nick Rossi 10/5/09

Rule 14a-8 Proposal Proponent since the 1980s

cc: Matthew LePore <Matthew.LePore@pfizer.com>
PH: 212-733-7513
FX: 212-573-1853

Suzanne Rolon <Suzanne.Y.Rolon@Pfizer.com>
Manager, Communications
Corporate Governance | Legal Division
212.733.5356p | 212.573.1853f

Amy Schulman <amy.schulman@Pfizer.com>
General Counsel

[PFE: Rule 14a-8 Proposal, October 21, 2009]

3 [number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board in maintaining its current power to call a special meeting.

This proposal topic won more than 51%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

Our board even prevented us from voting on this well-established proposal topic at our 2008 annual meeting: Reference: *Pfizer Inc.* (January 29, 2008) no action letter available through SECnet http://www.wsb.com and http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/pfizer012908-14a8.pdf.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

---

Notes:

Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT B

Nick Rossi

***FISMA & OMB Memorandum M-07-16***

Mr. Jeffrey B. Kindler
Chairman
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

NOVEMBER 12, 2009

Dear Mr. Kindler,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

***FISMA & OMB Memorandum M-07-16***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

Nick Rossi 10/5/09

Rule 14a-8 Proposal Proponent since the 1980s

cc: Matthew LePore <Matthew.LePore@pfizer.com>
PH: 212-733-7513
FX: 212-573-1853

Suzanne Rolon <Suzanne.Y.Rolon@Pfizer.com>
Manager, Communications
Corporate Governance | Legal Division
212.733.5356p | 212.573.1853f

Amy Schulman <amy.schulman@Pfizer.com>
General Counsel

[PFE: Rule 14a-8 Proposal, October 21, 2009, November 12, 2009]
**3** [number to be assigned by the company] – **Special Shareowner Meetings**
RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 51%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

Our board even prevented us from voting on this well-established proposal topic at our 2008 annual meeting: Reference: *Pfizer Inc.* (January 29, 2008) no action letter available through SECnet http://www.wsb.com and
http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/pfizer012908-14a8.pdf.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

---

Notes:
Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** , sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

EXHIBIT C

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via Email and FedEX

November 2, 2009

Mr. John Chevedden

***FISMA & OMB Memorandum M-07-16***

Re: **Shareholder Proposal for Pfizer 2010 Annual Meeting of Shareholders**

*Shareholders of Pfizer ask the Board to take the steps necessary to amend the company's bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above10%) the power to call special shareholder meetings.*

Dear Mr. Chevedden:

This letter will acknowledge receipt on October 22, 2009 of the shareholder proposal dated October 21, 2009 you submitted on behalf of Nick Rossi for consideration at our 2010 Annual Meeting of Shareholders.

Mr. Rossi's letter indicates that you or your designee will act on his behalf in shareholder matters, including his shareholder proposal, and requested that all future communications be directed to you.

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, Mr. Rossi must provide proof to us that he has continuously owned at least $2,000 in market value, or 1%, of Pfizer's common stock that would be entitled to be voted on the proposal for at least one year by the date the proposal was submitted. Pfizer's stock records do not indicate that Mr. Rossi is the record owner of sufficient shares to satisfy this requirement. In addition, we note that proof of ownership was not provided with the letter from Mr. Rossi.

Mr. Rossi's letter contains the written statement that he intends to meet the requirements under Rule 14a-8 and that he intends to continue ownership of the shares through the date of our 2010 annual meeting, so we will need only the following proof of ownership to remedy this defect as explained in Rule 14a-8(b):

- A written statement from the "record" holder of Mr. Rossi's shares (usually a broker or a bank) verifying that, at the time the proposal was submitted , he had continuously held the requisite number of shares for at least one year; or

- If Mr. Rossi has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level and a written statement that Mr. Steiner continuously held the requisite number of shares for the one-year period.

The rules of the Securities and Exchange Commission require that any response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please send proof of ownership directly to me at: 235 E. 42nd Street, MS235/19/01, New York, NY 10017 or via fax at: (212) 573-1853. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,

Suzanne Y. Rolon

cc: Jeff Kindler, Pfizer Inc.
Matthew Lepore, Pfizer Inc.
Nick Rossi

# Rule 14a-8 -- Proposals of Security Holders

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This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

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**Not to paragraph (i)(1)**

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

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**Not to paragraph (i)(2)**

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

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**Note to paragraph (i)(9)**

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT D

**From:** Rolon, Suzanne Y.
**Sent:** Monday, November 02, 2009 11:29 AM
**To:** olmsted
**Cc:** Lepore, Matthew
**Subject:** 2010 Shareholder Resolution - Special Shareholder Meetings

Dear Mr. Chevedden,

Please view the attached documents.

Sincerely,

Suzanne Rolon

---


Suzanne Rolon
Senior Manager
Corporate Governance | Legal Division
Pfizer Inc
212.733.5356p | 212.573.1853f
suzanne.y.rolon@pfizer.com

EXHIBIT E

**From:** olmsted ***FISMA & OMB Memorandum M-07-16***
**Sent:** Monday, November 02, 2009 9:39 PM
**To:** Rolon, Suzanne Y.
**Cc:** Lepore, Matthew
**Subject:** Rule 14a-8 Broker Letter-(PFE)

Dear Ms. Rolon,
Please see the attached broker letter. Please advise tomorrow whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden

cc: Nick Rossi

3558 Round Barn Blvd.
Suite 201
Santa Rosa, CA 95403
direct 707 524 1000
fax 707 524 1099
toll free 800 827 2655

MorganStanley
SmithBarney

October 22, 2009

Nick Rossi

***FISMA & OMB Memorandum M-07-16***

RE:
Transfer on Death Account

To: Nick Rossi

All quantities are held long in the above noted account of Nick Rossi as of the date of this letter.

3M Company
Held 1000 shares, deposited 07/09/2002

AEGON NV ADR
Held 3000 shares, deposited 05/16/2002

AT&T INC
Held 1054 shares, since 09/30/2008

BAKER HUGHES INC
Held 1000 shares, deposited 05/16/2002

BANK OF AMERICA CORP
Held 2000 shares, purchased 11/25/2003

BRISTOL MYERS SQUIBB CO
Held 3000 shares, deposited 05/23/2002

CEDAR FAIR LP DEP UNIT
Held 2000 shares, deposited 05/22/2002

DAIMLER AG
Held 1683 shares, deposited 05/22/2002

| Post-it® Fax Note 7671 | Date 11-2-09 | # of pages ▶ 2 |
|---|---|---|
| To Suzanne Rolon | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone ***FISMA & OMB Memorandum M-07-16*** | |
| Fax # 212-573-1853 | Fax # | |

DYNEGY INC DEL CL A
Held 1000 shares, purchased 12/10/2004

FORTUNE BRANDS INC
Held 1652 shares, deposited 05/16/2002

GENUINE PARTS CO
Held 1000 shares, deposited 05/16/2002

HSBC HOLDINGS PLC 8.125%
Held 1000 shares, purchased 04/02/2008

HUBBELL INC A
Held 1000 shares, deposited 05/16/2002

IBERDROLA SA SPON ADR
Held 347 shares, deposited 04/27/2007

MARATHON OIL CO
Held 600 shares, deposit 08/15/2002

MERCK & CO
Held 500 shares, purchased 10/05/2004

MOTORS LIQUIDATION CO (Previously General Motors)
Held 525 shares, deposited 05/16/2002

PFIZER INC
Held 500 shares, purchased 1/18/2005

PG&E CORPORATION
Held 600 shares, deposited 07/09/2002

PLUM CREEK TIMBER CO INC REI
Held 1000 shares, deposited 07/09/2002

SAFEWAY INC COM NEW
Held 1000 shares, purchased 01/06/2005

SCHERING PLOUGH CORP
Held 1000 shares, purchased 10/04/2002

SERVICE CORP INT
Held 2000 shares, deposited 07/09/2002

SUBN PROPANE PTNRS LP
Held 1000 shares, purchased 03/04/2009

TEPPCO PARTNERS L P
Held 1000 shares, deposited 07/09/2002

TERRA NITROGEN CO LP COM UNIT
Held 500 shares, deposited 07/09/2002

UGI CORPORATION NEW COM
Held 3000 shares, deposited 07/09/2002

UIL HLDGS CORP
Held 1666 shares, deposited 07/09/2002

UNILEVER PLC (NEW) ADS
Held 1800 shares, deposited 07/09/2002

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

Mark S. Christensen

Mark S Christensen
Financial Advisor

EXHIBIT F

3558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Post-it® Fax Note 7671 | Date 10-24-08 | # of pages ▶
To Suzanne Rolon | From John Chevedden
Co./Dept. | Co.
Phone # | Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 212-573-1853 | Fax #

RECEIVED
OCT 24 2008
PFIZER CORPORATE GOVERNANCE DEPT

Morgan Stanley

October 24, 2008

Nick Rossi

***FISMA & OMB Memorandum M-07-16***

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account ***FISMA & OMB Memorandum on the respective dates:

April 2, 2008
1000 shares HSBC HOLDINGS PLC SPON ADR NEW 8.125%

May 16, 2002
1,000 shares Hubbell Inc A
1,000 shares Genuine Parts Co.
525 shares General Motors Corp.
500 shares Behlehem Steel Corp. (journal out)
1,000 Baker Hughes Inc.
1,652 shares Fortune Brands Inc., received 388 ACCO Brands Corp. – spun off from Fortune Brands on 8-16-2005
1,652 shares Gallaher Group PLC ADR, company bought out, eliminated this holding
452 shares Bank of America Corp. bought an additional 248 shares on 11-25-2003
-2 for 1 split 8-27-2004 now owns 1,400 shares

May 22, 2002
2,000 shares Cedar Fair LP Dep Units
1,683 shares Daimler-Chrysler AG

July 9, 2002
1,000 shares UST Inc.
1,000 shares Teppco Partners LP
2,000 shares Service Corp. Intl
800 shares Maytag Corp, bought by Whirlpool Corp. 4-4-2006, now owns 95 shares Whirlpool Corp
1,000 shares UIL Holdings Corp., 5 for 3 split on 7-3-2006
-Now owns 1,666 shares
1,000 shares Plum Creek Timber Co. Inc. REI
600 shares 3M Company (split 9-29-2003)
500 shares Terra Nitrogen Co LP Com Unit
1,000 shares UGI Corp. New, 3 for 2 split 4-1-2003, received 1,500 shares UGI 5-24-2005 for 2 for 1 split
-Now owns 3,000 shares
580 shares Scottish Power PLC ADR, reorganization received .793 for 1, owned 460 shares Scottish Power PLC, purchased by Iberdrola, now owns 347 Ibardrola SA Spon ADR

600 shares PG&E Corp.
1,000 shares Unilever PLC (New) ADS, 5-24-2006 9 for 5 split
-Now owns 1,800 shares Unilever PLC (New) ADS
7,593 shares ServiceMaster Co., company was purchased for cash, eliminating position
1,054 shares SBC communications, renamed AT&T
90 shares Neenan Paper Inc. Spun off from Kimberly Clark 11-30-2004

August 15, 2002
300 shares Marathon Oil Co. 6/18/07 stock split 2 for 1 split, now owns 600 shares

On May 23, 2002 Nick journal into the same account the following:
200 shares Safeway Inc. Com. New
10,000 par value USG Bond 8.50% due 8-1-2005, sold 6-10-2004, eliminated this holding
1,000 shares Bristol Myers Squibb Co., 500 shares Bristol Myers Squibb Co. was purchased on May 21, 2003. 500 shares Bristol Myers Squibb Co. was purchased April 21, 2004.
1000 shares of Bristol Myers Squibb Co. purchased 8/2/07, sold 1000 shares of Bristol Myers Squibb Co sold 9/19/07, now owns 2,000 shares of Bristol Myers Squibb Co.

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5-16-2002: 1,436 shares
Reinvested Dividends 5-13-2003: 57 shares
Reinvested Dividends 9-23-2005: 29 shares
Reinvested Dividends 9-21-2006: 24 shares
Reinvested Dividends 5-4-2007: 24 shares
Reinvested Dividends 9-14-2007: 33 shares
Reinvested Dividends 5-23-2008: 48 shares
-Now owns 1,656 shares
500 shares of Merck & Co. purchased 10 5 2004
1,000 shares Schering Plough, 500 shares purchased 10-4-2002 and 500 shares purchased 3-6-2003
1,000 shares Dynegy Inc. (Holding Co.) Class A purchased 12-10-2004, Now Dynegy Inc Del Class A
800 shares Safeway Inc. Com. New purchased 1-6-2005
500 shares Pfizer Inc. purchased 1-18-2005
500 shares HSBC Holdings PLC Spon ADR New purchased 3-28-2005, additional 500 shares purchased on 4-21-2005
-Now owns 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

David Lawrence
Financial Advisor